Exhibit 99.1

FEMSA Announces the date for its Annual Shareholders’ Meeting

Monterrey, Mexico, February 15, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces it will hold its Annual Ordinary Shareholders’ Meeting on March 22, 2024, in Monterrey, Nuevo Leon, Mexico (the “Shareholders’ Meeting”). A copy of the formal call for the Shareholders’ Meeting is available in the following link: https://femsa.gcs-web.com/shareholder-meeting-information.

The detailed proposals for each item of the agendas of the Shareholders’ meeting, including the names and biographies of the persons being nominated to be appointed to FEMSA’s Board of Directors and to the Audit, Corporate Practices and Nominations, and Operations and Strategy committees, are available on the FEMSA website: https://femsa.gcs-web.com/shareholder-meeting-information.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	February 15, 2024	| Page 1